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                                EXHIBIT 20.1


January 26, 1999                                FOR IMMEDIATE RELEASE


            HARMAN INTERNATIONAL INDUSTRIES, INC.
        ANNOUNCES SECOND QUARTER AND FIRST HALF RESULTS,
             INCLUDING A RESTRUCTURING CHARGE.
     THE COMPANY FORECASTS EARNINGS FOR THE NEXT 18 MONTHS


Washington, DC -- Harman International Industries, Inc. (HAR:NYSE) today announced its financial results for the second quarter and first six months of its fiscal 1999 year. For the second quarter, sales were $387.5 million, approximately 4% below last year's sales of $403.0 million. The Company reported a pretax loss of $44.3 million for the quarter after a pretax charge of $66.4 million for plant closures ($17.0 million), impaired assets ($20.0 million), inventory write-down ($24.3 million) and other items ($5.1 million). Net income for the quarter before the charge was $15.3 million, equal to $0.86 per share. The loss for the quarter after the charge was $1.73 per share.

Cash expense associated with the charge is estimated at $15 million and non-cash charges total approximately $51 million. The restructuring plan is expected to result in annual pretax savings of approximately $24 million.

For the first half, sales were $703.4 million, approximately 4% below last year's sales of $732.2 million. The company reported a pretax loss of $32.0 million after the pretax charge of $66.4 million identified above. Net income for the half before the charge was $23.8 million, equal to $1.32 basic and $1.30 diluted, per share. After the charge, the Company reports a net loss per share for the six months of $1.22.

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Harman International Industries, Inc.
January 26, 1999
Page -2-


The Consumer Group reported lower sales driven by the declines in Asia and a generally soft consumer electronics market worldwide. Consumer sales were also affected by the restructuring program now in progress. The operating profit at the Consumer Group was virtually breakeven before the charge.

The Professional Group reported modestly lower sales, due primarily to a decline in sales to Asia and to the timing of certain contracts. OEM sales increased over the prior year, primarily due to strong sales to Chrysler including systems for the new Jeep Cherokee, Dodge Durango and the Chrysler LHS and 300M.

Commenting on the results, Dr. Sidney Harman, Chairman, stated:

"During the past year, we began formulating a thorough restructuring program designed to improve the profitability of the Consumer Group and other operations which did not meet our financial expectations. We determined that when a complete and fully tested operational program was in place, the financial restructuring would follow. The operational plan was completed and the financial restructuring charge was taken in the second quarter of fiscal 1999."

Bernard Girod, Chief Executive Officer, said:

"We are confident that the Company will return to strong earnings performance once the restructuring program has been fully implemented. A substantial part of the work will be completed by the end of our third fiscal quarter. We expect strong earnings performance beginning with the fourth fiscal quarter of this year. Because of the complexity of this material and the potential for confusion, we have elected to provide a specific earnings forecast for the next 18 months.


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Harman International Industries, Inc.
January 26, 1999
Page -3-


Although the Company does not usually forecast, nor will it in the future, the extraordinary circumstances surrounding the restructuring program prompt us to do so now."

"In the third fiscal quarter ending March 31, 1999, we expect to report earnings of $0.70 a share. In the fourth quarter, earnings will reach $1.15 per share. In fiscal 2000, the Company expects to earn $4.00 per share. Thereafter, we expect to report earnings increases of 15% to 20% annually. We are confident that the many and substantial opportunities we have been nurturing in the past few years in the automotive OEM field will come to fruition, that our Professional Group will perform effectively, and that the Consumer Group will have been successfully restructured and will contribute positively to earnings."

Harman International Industries, Incorporated (www.harman.com) is a leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the OEM, consumer and professional markets. The Company's stock is traded on the New York Stock Exchange under the symbol: HAR.


Note: Except for historical information contained herein, the matters discussed are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to the effect of economic conditions, product demand, currency exchange rates, competitive products and other risks detailed in the Company's Securities and Exchange Commission filings.


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          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                      FISCAL 1999 RESULTS
       FOR THE THREE AND SIX MONTHS ENDED December 31, 1998
           (000s omitted except per share amounts)

                       Three Months Ended   Six Months Ended
                          December 31,        December 31,
                              1998               1998
                          ------------        ------------
Net sales                  $  387,518          $  703,414
Cost of sales                 303,071             535,232
                          ------------        ------------
Gross profit                   84,447             168,182

S,G &A                         84,750             150,156
Plant closures, severance      17,010              17,010
Asset impairment               20,054              20,054
                          ------------        ------------
Operating income              (37,367)            (19,038)

Other expense (income):
    Interest expense            6,054              11,987
    Miscellaneous, net            872                 962
                          ------------        ------------
Income before income taxes    (44,293)            (31,987)

Income tax benefit            (13,731)             (9,916)
                          ------------        ------------
Net income                 $  (30,562)         $  (22,071)
                          ============        ============
Basic EPS                  $    (1.73)         $    (1.22)
                          ============        ============
Diluted EPS                $    (1.73)         $    (1.22)
                          ============        ============
Shares - basic                 17,701              18,076
Shares - diluted               17,701              18,076


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